EXHIBIT 4.15
Rental Contract

Lessor (Party A):	Huayu Clothes & Costumes Manufacturing Factory of Wu Xi
Zhuang Wenhua (ID number: 320222196403024826)
Miao Guokang (ID number: 320222196112264811)
Lessee: (Party B):	Kayser (WuXi) Metal Precision Manufacturing Limited

This contract is made by and between Party A and Party B according to <<Contract Law of People’s Republic of China>> and relevant regulations, on the basic of amicable negotiation, to specify the rights and obligations of the both parties.

Clause One: Rental Period: 10 years
Address -
No. 10 Building of Dongbeitang Industrial Area in Dongbeitang Town of Xishan District of Wu Xi, Jiangsu Province.
(This factory located on the west side of Nongxin River, north side of Hengye Road and east side to the factory building of the No. 4 Textile Miller.)
Factory area: 4608.23 square meters
Dormitory area: (not mentioned)
Rental period starts from January 28th, 2007 to February 28th, 2016 and this contract comes into force from February 28th, 2007.

Clause Two: Rental Fee
Factory rental fee: RMB80 per square meter in the first year, and RMB90 per square meter for the second year, and RMB100 per square meter from the third year to the tenth year;
Dormitory rental fee: RMB50 per square meter for the first year, and RMB65 per square meter from the second year to the tenth year.
(The rental fee includes the management fee)

Clause Three:
Party A shall pay for the installation of the electricity facilities (315 KVA transformer), and the installation should be finished on or before month______ date_____ 2007. The electricity fee will be charged according to the Power Station’s standard price. Party A shall promise to provide electricity to Party B by the end of April of 2007 and allow Party B to use it’s own generator before the electricity is available by power station.

Clause Four:
Party A shall pay for the construction of dormitory and the construction shall be finished and hand over to Party B by the end of May of 2007. Before the completion of the dormitory, the factory building next door can be used as a temporary dormitory. (Bathroom facilities shall be provided in the temporary dormitory to staff.)

Clause Five:
Factory and dormitory construction materials shall be water-proof. Pathway, with five meters width and covered by cement or asphalt material, is used to connect the factory and the dormitory. Pathway construction shall be finished and handed over to Party B on the date___ month____ year -- __.

Clause Six: Terms of Payment
Party B shall pay the rental fee semiannually in advance payment and Party A shall provide Party B with the tax invoice. The tax shall be paid by Party B according to the governmental tax rate. The deposit of RMB200,000.00 for the construction of dormitory and installation of transformer shall be paid by Party B, and shall be refunded or deducted from the payment of rental fee by Party A when the contract is expired.

Clause Seven: Responsibilities of the Two Parties
Responsibility of Party A:
Party A shall
1.
Hand over the factory and dormitory building to Party B on the date stipulated in this contract, and ensure the supplies of water and electricity (315KVA transformer) and the infrastructure is available. Water supply shall reach to the bathroom and road shall be connect to the gate of factory building, and electricity supply shall be provided to the factory building by Party B. Party A shall be responsible for dealing with the sewage and excreta.

2.	Endeavor to help Party B solving the problems in the daily operation during the contract period.
3.	Provide one month rental free for decoration.
4.
Supply the water, electricity, fire-preventive facilities and must be in good condition; pipe for effluent or sewer is unblocked; building is water proof. The bathroom facilities and the quality of factory and dormitory building shall be ensured. If there is any wreckage or ruins of the building which is not caused by Party B’s improper usage, Party A shall immediately repair and paid for the full cost.

Responsibility of Party B:
Party B shall
1.	Pay the rental fee, water and electricity fee, taxes imposed by central government and other public administrative fee on time
2.	Keep the main structure of the rental building in good condition;
3.	Keep the doors, windows unbroken;
4.	Comply with the laws and regulation of PRC during the rental period. Any breach of laws, act to damage the public interest or breach of this contract is prohibited.

Clause Eight: Liabilities of both Parties
Party A shall assume the liabilities if:
1.	Party A fail to hand over Party B the factory and dormitory on the date agreed in this contract.
2.	Party A fail to provide the facilities stated in this contract to Party B.
3.	Party A shall compensate the loss raised to Party B if the factory is forced to stop production due to the dispute between Party A and the local government.

Party B shall assume the liabilities if:
1.	Party B makes any damages to the building structure because of improper usage, decoration and maintenance.
2.	Party B tear down or change the building structure or the facilities without permission of Party A.
3.	Party B shall fix the damage or compensate for the loss.
4.	Party B fails to pay for the rental fee and other charges on the due date.

Clause Nine: Exemption for Liabilities
1.	Party B shall not be responsible for repairing the damaged building or compensating for the loss caused by the Force Majeure but shall report to Party A about the damage and the reason without delay.
2.	Party B shall report to Party A for immediate repairing if the damage was caused naturally.

Clause Ten: Settlement of Disputes
All disputes in connection with this contract or the execution of this contract thereof shall be settled through friendly negotiations. In case no settlement can be reached through negotiations, the case should then be submitted for arbitration to the competent authorities or People’s Court who has the right for arbitration.

Clause Eleven: Other Supplementary Clause
1.	Party A shall provide the legal property ownership certificate to Party B before the contract comes into force to certify that Party A is the sole legal owner of the rented building.
2.
If any Parties want to terminate the contract before expiration, 12 months notices and mutual agreement is needed to make. The Party who initiate the termination of the contract shall pay the other Party the sum of money equivalent to the amount of 12-months rental fee as compensation.

3.
Party A, within the executive period of contract, shall not charge any other fees except the fees imposed by government. (expenses of water and electricity shall be charged at the standard rate of the government.)

4.
If Party B desires to renew the contract after expiry, he should apply to Party A in written within three months after expiration of this contract and Party B has the priority to rent under the same offer from other applicant. Renewal contract shall be made by both parties.

5.
For any other uncovered matters in this contract, two parties shall make supplementary contract on the basis of stipulation of <<Contract Law of PRC>>, and such supplementary contract shall have the same legal force as this contract.

6.
The Chinese version of this contract is the original and correct version in case of any discrepancy found in other translation. This contract is made in quadruplicate and each party shall hold two copies which have the same legal force. This contract will be effective from the date when the two parties sign and stamp company’s seal.

Lessor (stamp)	Lessee (stamp)
Address:	Address:
Legal Representative:	Legal Representative:
Authorized Representative:	Authorized Representative
Telephone:	Telephone:
Opening bank:	Opening bank:
Account:	Account: 38768308091001
Signature date: January 28th,2007	Signature date: January 28th,2007

Witness authority:
Witness:
Date: